================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              HEADHUNTER.NET, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             Georgia                                     58-2403177
     (State of Incorporation                (I.R.S. Employer Identification No.)
        or Organization)

   333 Research Court, Suite 200
        Atlanta, Georgia                                  30092
(Address of Principal Executive Offices)                (Zip Code)


If this form relates to the registration of a         If this form relates to the registration of a
class of securities pursuant to Section 12(b)         class of securities pursuant to Section 12(g)
of the Exchange Act and is effective                  of the Exchange Act and is effective
pursuant to the General Instruction A.(c),            pursuant to the General Instruction A.(d),
please check the following box. [ ]                   please check the following box. [ ]




   Securities Act registration statement file number to which this form relates: N/A

   Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
     -------------------                ------------------------------
            None                                   None

Securities to be registered pursuant to Section 12(g) of the Act:

              Junior Participating Preferred Stock Purchase Rights
              ----------------------------------------------------
                                (Title of class)


================================================================================

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

       Introduction

       On April 15, 2000, the Board of Directors of HeadHunter.NET, Inc. (the "Corporation") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock (the "Common Shares"), of the Corporation. The dividend was paid on April 27, 2000 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Corporation one one-thousandth of a share of Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Corporation, at a price of $200 per one one-thousandth of a Preferred Share (a "Unit"), subject to adjustment (the "Exercise Price"). The description and terms of the Rights are set forth in the Shareholder Protection Rights Agreement, as the same may be amended from time to time (the "Rights Agreement"), dated as of April 15, 2000 between the Corporation and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

Separation Time

       Until the date on which certain events take place (the "Separation Time"), the Rights will be evidenced by, with respect to any Common Share certificate outstanding on the Record Date, such Common Share and a Summary of Rights mailed to each holder of record on the Record Date. The term "Separation Time" means the close of business on the earlier of (a) the tenth business day (or such earlier or later date as may be determined by the Board of Directors of the Corporation) following a public announcement by the Corporation that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (collectively, an "Acquiring Person") (the "Flip-in Date") or (b) the tenth business day (or such later date as may be determined by the Board of Directors of the Corporation) after the date on which any person or group of affiliated or associated persons commences a tender or exchange offer the consummation of which would result in the beneficial ownership by such Person of 15% or more of such outstanding Common Shares. However, an Acquiring Person does not include (a) any person who is the beneficial owner of 15% or more of the outstanding Common Shares on April 15, 2000 (the date of adoption of the Rights Agreement), who becomes a beneficial owner of 15% or more of the outstanding Common Shares solely as a result of an acquisition of Common Shares by the Corporation, or who acquires 15% or more of the outstanding Common Shares pursuant to the Agreement and Plan of Merger, dated April 15, 2000, by and among the Corporation, Resume Acquisition Corporation, Omnicom Group Inc., Bernard Hodes Group Inc. Career Mosaic Inc. and ITC Holding Company, Inc. ("ITC"), unless such person shall thereafter acquire beneficial ownership of additional Common Shares (except additional Common Shares obtained by ITC upon exercise of options granted to directors who are ITC representatives), (b) a person who acquires beneficial ownership of 15% or more of the outstanding Common Shares without any intention to affect control of the

Corporation and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 15% or more of the outstanding Common Shares, or (c) a person who is or becomes a beneficial owner of 15% or more of the outstanding Common Shares as a result of an option granted by the Corporation in connection with an agreement to acquire or merge with the Corporation prior to a Flip-In Date.

Transfer of Rights and Certificates

        The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. Until the Separation Time (or the earlier termination or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or the earlier termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Time, and such separate Right Certificates alone will evidence the Rights.

Exercise Period

       The Rights are not exercisable until the Separation Time. After the Separation Time and prior to the Expiration Time, each Right (unless previously terminated) will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a share of the Preferred Shares. The Rights will expire on the Expiration Time, unless the Expiration Time is extended, or the Rights are earlier terminated by the Corporation. The term "Expiration Time" is defined in the Rights Agreement and generally means April 15, 2010, unless the Rights are sooner exchanged or terminated.

Adjustments

       The Exercise Price payable, and the number of outstanding Rights and the number of one one-thousandth interests in Preferred Shares issuable upon exercise of each Right, are subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Separation Time.

       If prior to the Separation Time, the Corporation distributes securities or assets in exchange for Common Shares (other than regular cash dividends or a dividend paid solely in Common Shares) whether by dividend, reclassification or otherwise, the Corporation shall make such adjustments, if any, in the Exercise Price, number of Rights and otherwise as the Board of Directors deems appropriate.

Exercise of Rights for Common Stock

       At a Flip-in Date, Rights owned by the Acquiring Person or any affiliate or associate thereof or any transferee thereof will automatically become void and, subject to the Exchange Option summarized below, each other Right will automatically become a right to buy, for the Exercise Price, that number of Common Shares having a market value of twice the Exercise Price. Instead of issuing Common Shares upon exercise of a Right following a Flip-in Date, the Corporation may substitute cash, property, a reduction in the Exercise Price, Preferred Shares or other securities (or any combination of the above) having a value equal to the Common Shares which would otherwise be issuable. After a Flip-in Date occurs, the Corporation may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person, if the Corporation's Board of Directors is controlled by the Acquiring Person, unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other person having a market value of twice the Exercise Price.

Optional Exchange of Rights

       At any time after a Flip-in Date occurs and prior to the time a person or group of persons become the beneficial owner of more than 50% of the outstanding Common Shares, the Board of Directors of the Corporation may elect to exchange all of the outstanding Rights (other than Rights owned by such person or group which have become void), for shares of Common Shares at an exchange ratio (subject to adjustment) of one Common Share per Right (the "Exchange Option").

Termination of Rights

       At any time prior to a Flip-in Date, the Board of Directors of the Corporation may terminate the Rights. Immediately upon any termination of the Rights, the right to exercise the Rights will terminate.

Amendments

       The Corporation and the Rights Agent may amend the Rights Agreement in any respect prior to the occurrence of a Flip-in Date. Thereafter, the Corporation and the Rights Agent may amend the Rights Agreement (i) in any respect which shall not materially adversely affect the interests of holders of Rights generally, (ii) to cure an ambiguity or (iii) to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

Rights Prior to Exercise

       Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Preferred Stock

         Each Unit of Preferred Stock will receive dividends at a rate per Unit equal to any dividends (except dividends payable in Common Shares) paid with respect to Common Shares and, on a quarterly basis, an amount per whole Preferred Share equal to the excess of $1.00 over the aggregate dividends per whole share of Preferred Stock during the immediately preceding three-month period.

         Unless the full cumulative dividends (including any dividend to be due upon payment of a dividend or distribution on Common Shares) on all Units of Preferred Stock have been paid, the Corporation may not declare or pay any dividend on any Common Shares or any other stock ranking junior to the Preferred Stock nor may the Corporation redeem or purchase any Common Shares or other stock ranking junior to the Preferred Stock.

         In the event of liquidation, the holder of each Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $.001 or the per share amount paid in respect of a Common Share.

         Each Unit of Preferred Stock will have one vote, voting together with the Common Shares.

         In the event of any merger, consolidation, statutory share exchange or other transaction in which Common Shares are exchanged, each Unit of Preferred Stock will be entitled to receive the per share consideration paid in respect of each Common Share.

         The rights of holders of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one Common Share.

ITEM 2. EXHIBITS

       1. Shareholder Protection Rights Agreement, dated as of April 15, 2000, between HeadHunter.NET, Inc. and American Stock Transfer & Trust Company (which includes as exhibits thereto the Form of Rights Certificate and the Articles of Amendment Establishing the Preferences and Rights of Junior Participating Preferred Stock)

      2. Articles of Incorporation, as amended, incorporated herein by reference to Exhibit 3.1 to HeadHunter.NET's registration statement on Form
S-1 (Registration No. 333-80915)

      3. Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.2 to HeadHunter.NET's registration statement on Form S-4 (Registration No. 333-37430)

      4. Specimen common stock certificate, incorporated herein by reference to Exhibit 4.1 to HeadHunter.NET's registration statement on Form S-1 (Registration No. 333-80915)

      5. Press release dated April 17, 2000, incorporated herein by reference to Exhibit 99.5 of the Form 8-K, dated as of April 15, 2000, of HeadHunter.NET, Inc.

                                   SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              HEADHUNTER.NET, INC.



Date: June 1, 2000            By:   /s/ Mark W. Partin
                                   ---------------------------------------------
                                   Name:  Mark W. Partin
                                   Title: Chief Financial Officer